U. S. SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                         FORM 11-K/A

                        (Mark One)

    [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended   December 31, 1997

    [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934


For the transition period from  ______________ to ______________


                   MEDPLUS, INC. 401(K) PLAN
                   (Full title of the plan)

                          MEDPLUS, INC.
  (Name of issuer of the securities held pursuant to the plan)

   8805 Governor's Hill Drive, Suite 100, Cincinnati OH 45249
            (Address of principal executive offices)




                            MedPlus, Inc. 401k Plan

                               December 31, 1997

                               Table of Contents



                                                             Page
Independent Auditors' Report                                   1

Statements of Assets Available for Plan Benefits, with Fund
  Information - December 31, 1997                              2

Statements of Assets Available for Plan Benefits, with Fund
     Information - December 31, 1996 (unaudited)               3

Statements of Changes in Assets Available for Plan Benefits,
     with Fund Information - for the year ended
     December 31, 1997                                         4

Notes to Financial Statements                              5 - 9


Schedules

1 Item 27a, Schedule of Assets Held for Investment
  Purposes - December 31, 1997                                10

2 Item 27d, Schedule of Reportable Transactions -
  December 31, 1997                                           11









                         Independent Auditors' Report


The Trustees
MedPlus, Inc. 401k Plan

We have audited the accompanying statement of assets available for plan benefits of the MedPlus, Inc. 401k Plan as of December 31, 1997, and the related statement of changes in assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We have not audited the accompanying statement of assets available for plan benefits as of December 31, 1996.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the MedPlus, Inc. 401k Plan as of December 31, 1997, and the changes in assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statements of changes in assets available for plan benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in plan assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG Peat Marwick LLP
Cincinnati, Ohio

June 24, 1998


                        MedPlus, Inc. 401(k) Plan
                      Notes to Financial Statements

(1)  Description of Plan

The following description of the MedPlus, Inc. 401k Plan (the
Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan covering all employee classifications except those employees leased by MedPlus, Inc. (The Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible for participation in the Plan after attainment of age 21.

     (b)  Contributions

          A participant may make contributions to the Plan by authorizing a deferral of pretax annual compensation, as defined in the Plan, up to a maximum of 15%, subject to limitations of the Internal Revenue Code. The Company may provide a matching contribution equal to such of the participants contribution as determined by the employer in its discretion for each Plan year. An additional discretionary contribution may also be made by the Company. Both the matching contribution and the additional discretionary contribution are non-participant directed.

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings and gains and losses of each investment fund are allocated among the accounts of all participants in each fund in the ratio each participant account bears to the total account balance. Participants have the ability to self-direct the investments of funds allocated to their accounts.

     (d)  Vesting

          Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants become 20% vested in Company contributions after two years of service. Thereafter, participants become vested at a rate of 20% per year of service and become fully vested after six years of service.

     (e)  Participant Loans Receivable

          Participants may borrow from their accounts not less than $1,000 and not more than 50% of their vested balance for the following hardships:

          - Purchase of primary  residence
          - Foreclosure or eviction from primary residence
          - College tuition for participant or dependents
          - Medical expenses incurred from prolonged illness, disability, or death in immediate family.

          Loan terms provide for repayment over a period not to exceed five years. The loans are secured by the balances in the participants' accounts and bear interest at 2% over the prime
interest rate.   Principal and interest amounts are paid ratably
through payroll deductions. There have been no loans since inception of the Plan.

     (f)  Payment of Benefits

          Under the terms of the Plan, upon termination of employment a participant's account is distributed upon written request of the participant. A participant or participant's estate is entitled to receive 100% of the related account balance if termination results from reaching normal retirement age, death or permanent disability. As of December 31, 1997 there were no amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan.

     (g)  Forfeitures

          Forfeitures of Company contributions by terminated participants are used to reduce Company contributions. As of December 31, 1997, forfeitures of approximately $7,200 are available to reduce future employer contributions.

     (h)  Investment Options

          Upon enrollment in the Plan, a participant may direct employee deferred contributions to any of the following eight investment options as of December 31, 1997:

          -  Money Market Fund

             Funds are invested in a portfolio of fixed income securities, including U.S. Treasuries and related repurchase agreements and obligations of U.S. Government Agencies and Instrumentalities.


          -  Diversified Income Fund

             Funds are invested in a portfolio of three fixed income sectors, which are comprised of U.S. Government securities, lower rated, high-yield debt securities, and international investing.

          -  Balance Fund

             Funds are invested in a portfolio of stocks and bonds.

          -  Investors Fund

             Funds are invested primarily in quality, long-term growth stocks.

          -  Global Growth Fund

             Funds are invested in a portfolio of common stocks traded in securities markets, located in foreign countries and in the United States.

          -  Vista Fund

             Funds are invested in a portfolio of stocks of medium-sized growth companies.

          -  New Opportunities Fund

             Funds are invested in dynamic, rapidly growing sectors of the economy.

          -  MedPlus Stock

             Funds are invested in the Company's common stock.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

     (b)  Investments

          Money market accounts are valued at cost which approximates fair value. All other investments are recorded at fair value based on quotations obtained from national securities exchanges. Purchases and sales of investments are recorded on a trade-date basis. Gains or losses on the sales of investments are calculated on the specific identification method.

     (c)  Expenses

          All administrative and investment expenses incurred by the Plan have been paid by the Company.

     (d)  Use of Estimates

          The Plan administrator has made a number of estimates and assumptions relating to the preparation of these financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

(3)  Investments

     Prior to January 1, 1997, the custodian of the Plan was Merrill Lynch. Effective January 1, 1997, Smith Barney Shearson (now Salomon Smith Barney) assumed the role as custodian for the Plan. In this capacity, the custodian is to receive and invest the contributions made by the participants and the employer, the interest, dividends, and other income earned on investments and to pay benefits and expenses as provided by the Plan.

     The following table presents the fair values of investments at December 31, 1997 that represent five percent or more of the Plan's assets:

                Balance Fund                $ 126,633
                Investors Fund                238,849
                Vista Fund                    246,330
                Global Growth Fund             94,314
                New Opportunities Fund        381,735
                MedPlus Stock                 155,892

     During 1997, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

                Mutual funds                $ 129,024
                Common stock                    4,516
                                            _________
                Net change in fair value    $ 133,540
                                            _________
                                            _________

(4)  Employer Contributions

     At December 31, 1997, there was a receivable from the Company consisting of the matching and the additional discretionary contributions for the 1997 Plan Year. The Company elected to make both these contributions in MedPlus, Inc. Common Stock.

(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)  Tax Status

     The Internal Revenue Service issued its latest determination letter on August 2, 1993, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income tax. In the opinion of the Plan trustees and the Company, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code


                                             MedPlus Inc. 401(k) Plan
                                                Statement of Assets
                            Available for Plan Benefits, with Fund Information

                                            Year ended December 31, 1997



                                                              Fund Information
                            ________________________________________________________________________________
                                Smith    Putnam                                   Putnam
                                Barney  Diversi-         Putnam           Putnam    New
                                Money     fied   Putnam  Invest-  Putnam  Global  Opportu- MedPlus
                                Market   Income  Balance  tors    Vista   Growth  nities   Stock    Total
                               _______  _______  _______ _______ _______  _______ _______  _______ _________
Assets:
  Investments, at fair value
  (note 3):
    Interest-bearing cash      $50,985      -      -        -       -        -       -        -       50,985
    Mutual funds                  -     35,113   126,633 238,849 246,330  94,314  381,735     -    1,122,974
    Common stock                  -         -      -        -       -        -       -     155,892   155,892
                               _______  _______  _______ _______ _______  _______ _______  _______ _________
      Total investments         50,985  35,113   126,633 238,849 246,330  94,314  381,735  155,892 1,329,851

Receivables:
  Participant contributions      6,164     461     2,179   4,181   5,657   2,816    5,776   1,811     29,045
  Employer contributions
    (note 4):                     -         -      -         -       -       -       -     213,495   213,495
                               _______  _______  _______ _______ _______  _______ _______  _______ _________
Assets available for plan
     benefits                  $57,149  35,574   128,812 243,030 251,987  97,130  387,511  371,198 1,572,391
                               _______  _______  _______ _______ _______  _______ _______  _______ _________
                               _______  _______  _______ _______ _______  _______ _______  _______ _________

See accompanying notes to financial statements.

                                         MedPlus, Inc. 401(k) Plan

                   Statement of Assets Available for Plan Benefits, with Fund Information

                                         Year ended December 31, 1996
                                                 (Unaudited)


                                                   Fund Information
                               ________________________________________________________
                                Pimco      Pimco       Pimco
                                Money       U.S.       Equity      Pimco       MedPlus
                                Market    Government   Income      Target       Stock    Total
                               _________  __________   _________   _________   ________  _______
Assets:
  Investments, at fair value:
    Interest-bearing cash      $ 47,276       -           -           -           -       47,276
    Mutual funds                  -           -        196,809     322,005        -      518,814
    Government securities         -         21,021        -           -           -       21,021
    Common stocks                 -           -           -           -         48,783    48,783
                               _________  __________   _________   _________   _________ _______
      Total investments          47,276     21,021     196,809     322,005      48,783   635,894
Receivables -
  Participant contributions       1,062      1,048       4,954      10,942         784    18,790
                               _________  __________   _________   _________   _________ _______

    Assets available for
     plan benefits               48,338     22,069     201,763     332,947      49,567   654,684
                               _________  __________   _________   _________   _________ _______
                               _________  __________   _________   _________   _________ _______

See accompanying notes to financial statements.

                                           MedPlus Inc. 401(k) Plan
                              Statement of Changes in Assets Available for
                                      Plan Benefits, with Fund Information

                                        Year ended December 31, 1997

                                                            Merrill Lynch Funds
                                        __________________________________________________________
                                         Pimco
                                         Funds
                                         Money          US       Equity                   MedPlus
                                         Market     Government   Income      Target        Stock
                                       _________     __________  _________   _________   _________
Assets available for plan benefits,
  December 31, 1996                    $ 48,338      22,069       201,763     332,947      49,567
Contributions:
  Employer                                  -           -           -           -           -
  Employee                                  -           -           -           -           -
  Rollovers from other benefit plans        -           -           -           -           -
Investment income:
  Interest and dividends                    -           -           -           -           -
Net appreciation (depreciation) in
  fair value of investments
  (note 3)                                  -           -           -           -           -
Benefits paid to participants               -           -           -           -           -
Interfund transfers, net                (48,338)    (22,069)     (201,763)   (332,947)    (49,567)
                                       _________     __________  _________   _________   _________
Assets available for plan benefits,
     December 31, 1997                 $    -           -           -           -           -
                                       _________     __________  _________   _________   _________
                                       _________     __________  _________   _________   _________

See accompanying notes to financial statements.
</TABLE


                                                  MedPlus Inc. 401(k) Plan
                              Statement of Changes in Assets Available for Plan
                                               Benefits, with Fund Information
                                                 Year ended December 31, 1997

                                                        Smith Barney Funds
                          __________________________________________________________________________________
                          Putnam   Putnam                                       Putnam
                          Funds    Diversi-          Putnam            Putnam   New
                          Money    fied     Putnam   Invest-  Putnam   Global   Opportu-  MedPlus
                          Market   Income   Balance  ors      Vista    Growth   nities    Stock      Total
                          _______  _______  _______  _______  _______  _______  _______   ________  ________
Assets available for
  plan benefits,
  December 31, 1996          -        -        -        -        -        -        -         -      654,684
Contributions:
  Employer                   -        -        -        -        -        -        -       213,495  213,495
  Employee                 13,908   11,368   33,177   72,689  106,315   50,129   166,294    77,978  531,858
  Rollovers from other
    benefit plans          13,482     -      28,555   27,735   40,526    1,626    39,174    29,104  180,202
Investment income:
  Interest and dividends    2,707    1,861    6,101    3,271    2,196    6,635     1,848       632   25,251
Net appreciation
 (depreciation) in fair
 value of investments
 (note 3)                    -         533    8,925   40,176   31,061     (844)   49,173     4,516  133,540
Benefits paid to
  participants            (31,264) (13,597) (20,124) (36,217) (28,328)  (4,306)  (26,184)   (6,619)(166,639)
Interfund transfers, net   58,316   35,409   72,178  135,376  100,217   43,890   157,206    52,092     -
                          _______  _______  _______  _______  _______  _______  _______   ________  ________
Assets available for
   plan benefits,
   December 31, 1997      $57,149   35,574  128,812  243,030  251,987   97,130  387,511    371,198 1,572,391
                          _______  _______  _______  _______  _______  _______  _______   ________  ________
            _______  _______  _______  _______  _______  _______  _______   ________  ________


See accompanying notes to financial statements.




                                                                                          Schedule 1
                                    MedPlus, Inc. 401(k) Plan
                  Item 27a, Schedule of Assets Held for Investment Purposes
                                          December 31, 1997
                                                                                               Fair
          Issuer                             Description                      Cost            value
___________________________       ________________________________          _________       _________
Money Market Fund

Smith Barney                      Money market fund (50,985 units)       $     50,985          50,985
                                                                            _________       _________
Putnam Mutual Funds

Diversified Income Fund           Mutual fund (2,791 units)                    34,573          35,113
Balance Fund                      Mutual fund (7,039 units)                   123,798         126,633
Investors Fund                    Mutual fund (21,250 units)                  222,476         238,849
Vista Fund                        Mutual fund (20,752 units)                  235,963         246,330
Global Growth Fund                Mutual fund (9,469 units)                   106,215          94,314
New Opportunities Fund            Mutual fund (7,770 units)                   337,364         381,735
                                                                            _________       _________

  Total Putnam Mutual Funds                                                 1,060,389       1,122,974
                                                                            _________       _________
Common Stock

*MedPlus, Inc.                     Common stock (21,136 shares)               157,991         155,892
                                                                             _________       _________

  Total Investments                                                      $  1,269,365       1,329,851
                                                                             _________       _________
 *Denotes party-in-interest.                                                 _________       _________



                                                                                            Schedule 2
                                         MedPlus, Inc. 401(k) Plan

                               Item 27d, Schedule of Reportable Transactions

                                        Year ended December 31, 1997


                                                                                       Cost          Net
        Identity of                     Description       Purchase      Selling      of asset       gain/
       party involved                  of investment       price         price         sold        (loss)
______________________________       _________________    __________   _________     _________    _________

Putnam Diversified Income Fund       Mutual fund          $   46,066     12,027        12,033           (6)
Putnam Balance Fund                  Mutual fund             139,570     17,237        15,772        1,465
Putnam Investors Fund                Mutual fund             247,894     29,508        25,417        4,091
Putnam Vista Fund                    Mutual fund             272,342     39,495        36,379        3,116
Putnam Global Growth Fund            Mutual fund             107,603      1,555         1,387          168
Putnam New Opportunities Fund        Mutual fund             343,973      6,901         6,610          292
MedPlus Stock*                       Common stock            109,207      6,619         7,794       (1,175)
Smith Barney Money Market Fund*      Money market fund       902,815    947,554       947,554           -

*Denotes party-in-interest

See accompanying independent auditors' report.






SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDPLUS, INC 401(K) PLAN


Signature                                   Date


/s/ Amy J. Seltz                          October 13, 1998
Amy J. Seltz

/s/ Daniel A. Silber                      October 13, 1998
Daniel A. Silber
Vice President of Finance
and Chief Financial Officer